EXHIBIT 10.25

                      MANUFACTURING AND SUPPLY AGREEMENT
                      ----------------------------------

         THIS MANUFACTURING AND SUPPLY AGREEMENT (the "Agreement") is made and entered into this 11 day of April, 2001 (the "Effective Date"), by and between CELGENE CORPORATION ("Celgene") and MIKART, INC. ("Mikart"). Mikart is a Georgia corporation with its principal place of business at 1750 Chattahoochee Avenue, Atlanta, Georgia 30318. Celgene is a Delaware corporation with its principal place of business at 7 Powder Horn Drive, Warren, New Jersey 07059.

                                  BACKGROUND:

         Subject to the terms and conditions contained in this Agreement, Celgene desires to engage Mikart to manufacture the "Product" (as hereinafter defined) for commercial distribution by Celgene, and Mikart desires to accept such appointment.

         In consideration of the foregoing premise, and mutual covenants and obligations set forth herein, Celgene and Mikart hereby agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS
                                  -----------

         The following words, terms and phrases, when used herein, shall have the following respective meanings.

         1.1 "API" shall mean the active pharmaceutical ingredient d-threo methylphenidate HCl.

         1.2 "Batch" shall mean the quantity of two million (2,000,000) tablets of the Product in the 2.5 mg, 5 mg or 10 mg strengths.

         1.3 "Contract Year" shall mean a twelve (12) consecutive month period after the Qualification Date and during the Term of this Agreement. The first Contract Year shall commence as of the Qualification Date, and subsequent Contract Years shall commence on each anniversary of the Qualification Date.

         1.4 "FDA" shall mean the United States Food and Drug Administration or any successor agency thereof.

         1.5 "Master Batch Record" shall mean the document containing the formulas, manufacturing process and analytical test methods for the Product set forth in Exhibit A.

         1.6 "Product" shall mean d-threo-methylphenidate HCl tablets in 2.5 mg, 5 mg and 10 mg strengths.

         1.7 "Qualification Date" shall mean the date on which Mikart satisfactorily completes its validation pursuant to Article 2 of this Agreement.

         1.8 "Raw Materials" shall mean the excipients necessary for manufacturing and packaging operations (exclusive of the API) as listed in the Master Batch Record.

         1.9 "Specifications" shall mean the specifications for the manufacturing, packaging and labeling of the Product described on Exhibit B attached hereto and incorporated herein by reference.

         1.10 "Territory" shall mean the United States of America and its territories and such other locations as may be designated by the parties hereto.

         1.11 "Test" or "Testing" shall mean the analytical procedures, as applicable for Raw Materials, API, in-process materials and Product set forth in the Specifications.

                                   ARTICLE 2
                                   VALIDATION
                                   ----------

         2.1 VALIDATION. Celgene and Mikart acknowledge that Mikart must validate three (3) Batches of each of the 2.5 mg, 5 mg and 10 mg strengths of the Product prior to selling any of the Product to Celgene. Mikart shall conduct such validation on three (3) Batches of each of the 2.5 mg, 5 mg and 10 mg strengths of the Product and, thereafter, Celgene shall be obligated to purchase such Batches in accordance with the terms of this Agreement. Such Batches shall be part of, and shall be applied to, Celgene's minimum purchase requirements within the first Contract Year. Celgene shall review and authorize both the validation protocols and validation reports.

                                   ARTICLE 3
                                  MANUFACTURE
                                  -----------

         3.1 LIMITED WARRANTIES. Mikart hereby represents and warrants to Celgene that all Product manufactured and sold to Celgene hereunder shall conform to the Specifications and shall be free of all defects in materials and workmanship. All Product, when manufactured, packaged and sold to Celgene, shall comply with all applicable federal, state and local laws, rules and regulations in the Territory, including without limitation the current Good Manufacturing Practices as published and amended from time to time by the FDA, and Mikart's manufacturing and storage facilities shall comply with all applicable federal, state and local laws, rules and regulations in the Territory. EXCEPT AS SET FORTH IN THIS SECTION 3.1 AND SECTION 10.1, MIKART MAKES NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE PRODUCTS MANUFACTURED BY IT HEREUNDER AND SPECIFICALLY DISCLAIMS ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. With respect to each Batch of a Product manufactured hereunder, this Section 3.1 shall remain effective until the expiration date noted on such Product.

         3.2 QUALITY CONTROL
             ---------------

             (a) Mikart will perform, at Mikart's expense, quality control Testing on the Product in accordance with normal industry standards to determine whether such Product conforms to the Specifications. Contemporaneously with each shipment of Product hereunder, Mikart will provide Celgene with a certificate of analysis with respect to such Product. In addition, Mikart will perform, at Celgene's expense, any and all other testing relating to the Product which is reasonably requested by Celgene and promptly provide Celgene with the results thereof; provided, however, Celgene shall not be responsible for the expenses associated with any such testing which shows that such Product does not meet the Specifications.

             (b) In addition, Mikart shall be responsible for conducting an ongoing stability program for the Product as required by federal law.

             (c) Mikart will, upon the reasonable request of Celgene, assay any Product returned to Celgene by a third party purchaser. Celgene shall reimburse Mikart for the costs of any such assay unless the results thereof prove the cause of return is as a result of Mikart's negligence or willful misconduct or the failure of such Product to comply with the limited warranties contained in Section 3.1 hereof.

             (d) In the event that any Batch is subject to a recall, Celgene, at its expense, shall conduct the recall, except that Mikart shall reimburse Celgene for the costs of such recall (including reimbursing Celgene for the Product at the invoice prices paid by Celgene therefore) in the Territory to the extent such recall results from the manufacture, packaging or storage of such Product by Mikart.

             (e) Each party hereto shall promptly notify the other of any recall of either Product which has been directed by it or by any governmental or regulatory entity or agency for any reason whatsoever. Such notice shall identify the reason for the recall and all relevant details thereof.

             (f) Each party hereto shall notify the other within twenty-four hours via fax, with a copy via U.S. Mail within five calendar days, of all notices received by it from the FDA during the Term of this Agreement relating to the design, manufacture, packaging, shipping, storage or sale of the Product.

             (g) Upon the reasonable advance request of Celgene, Mikart shall permit a representative of Celgene and its Licensee (Novartis Pharma, AG) to inspect its facilities where the Product is manufactured, packaged and stored.

         3.3 PACKAGING MATERIALS. Mikart shall order from time to time, at Celgene's request and expense, labels, package inserts and other packaging materials in sufficient quantities to permit the packaging of the Product ordered by Celgene from time to time hereunder. Mikart shall not be responsible for any packaging labels, package inserts and any other packaging materials, to the extent that such packaging contains the Specifications, instructions, directions and/or warnings, and all such packaging labels, package inserts and other packaging materials, relating to the Specifications, instructions, directions and/or warnings, shall be the sole responsibility of Celgene.

         3.4 API
             ---

             (a) API Delivery. At least ninety (90) days prior to Celgene's first firm purchase order submitted under Section 4.2, Celgene shall identify the source of the API to Mikart and shall furnish the API to Mikart, free of charge, in such quantities as are necessary to enable Mikart to manufacture the Products ordered. Celgene or its designee will ship to Mikart the API released with a certificate of analysis for the API.

             (b) API Segregation. Mikart shall keep all API segregated from other materials within its reasonable control so as to maintain the integrity of the substance and shall not allow any samples of the substance to be used or Tested by any party not under its direct supervisory control for any purposes. Mikart shall perform only such Tests and analysis as it deems necessary for this Agreement and shall maintain the confidentiality of such Test results in compliance with
         Section 11.1 below. The API shall remain the property of Celgene until used by Mikart in the Processing.

             (c) API Verification. Mikart shall verify the quantity and quality of all API received by Mikart according to the methods and procedures set forth in the Specifications within sixty (60) days of receipt by Mikart of the API. Within such sixty (60) day period, Mikart shall inform Celgene in writing of any discrepancies in the quantity and/or quality of the API received and the documents accompanying each shipment of the API.

             (d) Timely API Discrepancy. If Mikart notifies Celgene of a discrepancy in the quantity or quality of the API within such sixty
         (60) day period, Celgene shall endeavor in good faith to ship additional API within the time period necessary for Mikart to manufacture Commercial Product in accordance with the completion date for delivery of Commercial Product pursuant to the applicable purchase order.

             (e) Legal Notice of Discrepancy, or API Damage. If Mikart fails to inform Celgene of any discrepancy in the quantity or quality of the API within such sixty (60) day period or if there is damage to the API within the foregoing sixty (60) day period and Mikart cannot demonstrate that such damage occurred prior to delivery to Mikart or if any such damage is the result of Mikart's failure to handle the API in accordance with the terms of this Agreement, then Mikart shall (i) at Mikart's option return the API to Celgene or dispose of same according to Celgene's instructions and (ii) at Celgene's option, either (A) purchase from Celgene replacement API for a value equal to Celgene's then current API cost for the API that is lost, damaged or destroyed, or (B) credit Celgene on it's next invoice for an amount equal to Celgene's then-current cost for such API.

             (f) Other API Damage or Loss. Mikart shall assume responsibility and liability for, and shall defend, indemnify and hold Celgene harmless from and against, any loss of or damage to the API while Mikart has custody and control over the API, In-Process Materials and/or the finished Commercial Product. Such responsibility and liability shall commence upon Mikart's receipt of the API at Mikart's manufacturing facility and end upon the delivery of the Commercial Product to a common carrier at the manufacturing facility for shipment to Celgene. Without limiting the generality of the foregoing, lost or damaged API shall be disposed of and replaced or credited as provided in Section 3.1(e).

         3.5 SUPPLY AND PURCHASE OBLIGATIONS. During the Term of this Agreement, Mikart shall manufacture and supply Products exclusively for Celgene. Celgene shall purchase at least fifty percent (50%) of its requirements of Products from Mikart pursuant to Section 4.1 below and subject to Section 4.2 below unless Mikart fails to supply conforming Products for any two (2) out of four (4) consecutive calendar quarters.

                                   ARTICLE 4
                                ORDERS AND SALES
                                ----------------

         4.1 FORECASTS. Commencing on the Qualification Date, and thereafter at least thirty (30) days prior to the commencement of each calender quarter, Celgene shall provide Mikart with a non-binding, rolling twelve (12) month forecast of its requirements for the Product.

         4.2 PURCHASE ORDERS. Celgene shall place its orders for the Product no later than ninety (90) days prior to the requested delivery date using separately numbered, written purchase orders. Each purchase order must be for one or more full Batches. Purchase orders shall be transmitted to Mikart via U.S. mail, private courier, or facsimile transmission. Each purchase order shall include complete and accurate information with respect to the requested Product, quantity, sizes, shipment dates, shipment method and delivery destination. Mikart shall promptly notify Celgene upon its receipt of any purchase orders containing shipment dates which need to be rescheduled, and Mikart and Celgene shall work together in good faith to schedule a new shipment date for such order (which shall not be later than thirty (30) days after the date requested by Celgene).

                                   ARTICLE 5
                            PRICES, TERMS OF PAYMENT
                            ------------------------

         5.1 PRICE. The prices to be paid for the Product by Celgene to Mikart for shipments made during the first year after the Effective Date (if any) shall be set forth below for the following strengths of the Product:

                  SIZE                   PRICE
         100 tables of 2.5 mg            $3.59
         100 tablets of 5 mg             $3.59
         100 tables of 10 mg             $3.59

         5.2 PRICE ADJUSTMENTS. Mikart shall have the right to increase the prices charged for the Product pursuant to Section 5.1 hereof during each year after the Effective Date to reflect any increase in the costs of goods or services necessary to manufacture the Product ("Total Product Costs"). Mikart shall provide Celgene with documented evidence of any such cost increases and shall use its reasonable efforts to prevent any such cost increases from occurring. In the event that Mikart seeks to increase the prices charged for the Product pursuant to Section 5.1 hereof by more than five percent (5%) during any one (1) year after the Effective Date to reflect an increase in Total Product Costs, Mikart shall provide written notice to Celgene explaining the reason(s) for such additional price increase prior to any price increase becoming effective. Celgene shall have thirty (30) days from the date of the written notice to accept the additional price increase or to terminate the Agreement, provided that such notice of termination must be made in writing to Mikart.

         5.3 PAYMENT TERMS. Mikart shall invoice Celgene for the price of the Product sold at the time of shipment, and Celgene shall pay each such invoice within thirty (30) days after its receipt thereof.

                                   ARTICLE 6
                           SHIPPING, DEFECTS, RETURNS
                           --------------------------

         6.1 SHIPPING. Mikart will ship all Product ordered hereunder to Celgene f.o.b. Mikart's manufacturing facility, at which point the risk of loss for such Product will pass to Celgene. Mikart shall ship the Product to the location designated by Celgene on its purchase order. The parties agree that the method and route of shipment are at Mikart's discretion unless Celgene furnishes Mikart instructions with the purchase order. Celgene agrees to pay all costs of shipping and any costs of freight insurance obtained by Mikart at the request of Celgene. Mikart agrees to provide reasonable support to assist Celgene in pursuing any claims it may have against carriers.

         6.2 NOTIFICATION OF DEFECTS. Celgene shall notify Mikart in writing as soon as reasonably practicable after delivery to Celgene of any non-conforming Product containing obvious defects in such Product discoverable without affecting the integrity of such Product's packaging (but in any event within twenty (20) days after delivery) and within thirty (30) days of the earlier of its discovery or its notification by a third party of any defects not discoverable without affecting the integrity of such Product's packaging. Celgene shall be responsible for its costs to inspect all Product, unless such inspection reveals a defect caused by Mikart's manufacture and/or packaging of the Product, in which event Mikart will reimburse or credit Celgene for the commercially reasonable cost of such inspection.

         6.3 RETURNS. Mikart shall accept for return and replacement or credit (at invoiced cost plus the freight cost from Mikart's manufacturing facility to Celgene or Celgene's customer(s) to the place of delivery) any Product sold to Celgene under this Agreement which does not conform with the warranties set forth herein and for which proper notice has been given in accordance with
Section 6.2. Mikart shall assume the risk of loss in transit associated with such returns. Celgene shall provide Mikart with five (5) days written notice via facsimile prior to shipping any such returns.

                                   ARTICLE 7
                              REJECTION AND CURES
                              -------------------

         7.1 REJECTION. The Master Batch Records and each corresponding Batch shall be accepted as conforming, complete and accurate unless Celgene notifies Mikart in writing within thirty (30) business days of delivery of such Master Batch Records and Batches that Celgene has determined that either the Batches (or any portion thereof) do not conform to the Specifications or that the Master Batch Records are not complete, setting forth the specific basis for rejection (the "Rejection Notice"). In the event that Mikart disputes the basis for rejection contained in the Rejection Notice, Mikart shall notify Celgene of such dispute via facsimile within ten (10) business days of receipt of the Rejection Notice (the "Dispute Notice"). In the event that Mikart does not timely dispute the contents of the Rejection Notice, the Rejection notice shall be deemed accepted by Mikart and the incomplete Master Batch Records or non-conforming Batch (or any non-conforming portion thereof), as the case may be, shall be cured in accordance with the provisions of Section 7.3.

         7.2 DISPUTE. Upon Celgene's receipt of a Dispute Notice, if the parties are thereafter unable to agree in good faith within thirty (30) days as to whether the relevant Master Batch Records are complete or the Batches (or any portion thereof) conform to the Specifications, the parties, in good faith, shall promptly agree upon and engage an independent, reputable and mutually acceptable laboratory that is qualified to conduct the appropriate Test method(s) to resolve such dispute (the "Laboratory"). The Test results obtained by the Laboratory shall be final and controlling. The costs and fees charged by the Laboratory shall be borne by the prevailing party. Incomplete Master Batch Records and Batches (or any portion thereof) that are determined by the Laboratory not to conform to the Specifications shall be cured in accordance with the provisions of Section 7.3.

         7.3 CURES
             -----

         (a) If, prior to Celgene's acceptance thereof, it is determined that a Master Batch Record is deficient, Mikart shall correct such deficiency within forty-five (45) business days of such determination.

         (b) If prior to Celgene's acceptance thereof, it is determined that a Batch (or a portion thereof) does not conform to the Specifications, Mikart shall replace such non-conforming Batch (or non-conforming portion thereof) within forty-five (45) business days of such determination. Mikart shall bear all additional shipping and transportation costs necessary to replace such non-conforming Batch (or non-conforming portion thereof). The costs of the API necessary to manufacturing such replacement Batch (or portion thereof) (the "Additional API Costs") shall be paid according to the following:

                     (i) Celgene shall bear the cost for API in the event of a
              non-conforming Batch when that non-conforming Batch was produced
              (a) in the specified facilities, (b) using approved equipment, (c) using the validated manufacturing process and (d) with no deviation from cGMPs or applicable Standard Operating Procedures; and

                     (ii) Mikart shall bear the cost of API in the event of a
              non-conforming Batch when that non-conforming Batch was produced by any deviation from (a) use of specified facilities, (b) uses of specified, approved equipment (or mechanical failure of specified, approved equipment), (c) the validated manufacturing process and
              (d) cGMP or applicable Standard Operating Procedures.

                                    ARTICLE 8
                              TERM AND TERMINATION
                              --------------------

         8.1 TERM. Unless earlier terminated in accordance with the provisions hereof, the Term of this Agreement shall commence on the Effective Date and shall thereafter continue in effect until the forth (4th) anniversary of the Qualification Date (the "Initial Term"). At the end of the Initial Term and each subsequent "Renewal Term" (as hereinafter defined), the Term of this Agreement shall be automatically renewed and extended for a one (1) year period (a "Renewal Term"), unless either party delivers a written termination notice to the other party at least six (6) months prior to the end of the Initial Term or the then current Renewal Term, as the case may be. The Initial Term and any Renewal Terms shall be referred to herein collectively as the "Term."

         8.2 TERMINATION. Either party may terminate this Agreement on written notice to the other party, effective immediately if:

              (a) the other party commits a material breach of any of its obligations hereunder which is not cured within sixty (60) days of written notice from the other party specifying the breach;

              (b) the other party is dissolved or liquidated, files or has filed against it a petition under any bankruptcy or insolvency law, makes an assignment for the benefit of its creditors, has a receiver appointed for all or substantially all of its property, or has a petition under any bankruptcy or insolvency law filed against it which is not dismissed within sixty (60) days; or

              (c) the Qualification Date has not occurred within two (2) years after the Effective Date

              (d) product withdrawal by Celgene, FDA or DEA

Such right of termination shall be in addition to any other remedy a non-defaulting party may have at law or in equity due to the other party's breach of is obligations hereunder.

         8.3 CHANGED CIRCUMSTANCES. In the event that the market for the Product materially changes or either party, in good faith, believes that a material change in such party's circumstances beyond their control has occurred which materially affects its ability to perform its obligations pursuant to this Agreement, the parties hereto shall, in good faith, negotiate towards mutually acceptable revisions to this Agreement to address the impact of such material changes; provided, however, the terms of this Agreement shall continue in full force and effect unless and until the parties hereto agree otherwise.

         8.4 FORCE MAJEURE
             -------------

              (a) The failure of either of the parties hereto to perform any obligation under this Agreement solely by reason of any cause beyond its control (and due to no fault of its own), including, without limitation, acts of God, acts of government, riots, wars, strikes and accidents in transportation, shall not be deemed to be a breach of this Agreement, provided, however, that the party so prevented from complying herewith shall continued to take all actions within its power, including payment of outstanding invoices, to comply as fully as possible herewith.

              (b) If, due to force majeure, Mikart is prevented or expected to be prevented from supplying Celgene with the Product for a period exceeding one hundred twenty (120) days, then Celgene shall have the right to terminate this Agreement with immediate effect and upon the request of Celgene at Celgene's expense, Mikart will provide reasonable assistance in establishing or locating a new manufacturer for the Product. Likewise, should Celgene be unable to purchase the Product for a period exceeding one hundred twenty (120) days, then Mikart shall have the right to terminate this Agreement, provided Celgene shall remain obligated to pay to Mikart any amounts owed hereunder for Product ordered prior to such termination.

         8.5 SPECIAL TERMINATION. Notwithstanding anything else contained herein to the contrary, but subject to Section 8.6, in the event Celgene fails in any Contract Year to meet its annual purchase requirements set forth in Section 3.5 hereof for any reason other than a breach of this Agreement by Mikart, or Mikart's inability to supply Celgene, then Mikart shall have the right to terminate this Agreement effective immediately by delivering written notice thereof to Celgene.

         8.6 POST-TERMINATION OBLIGATIONS
             ----------------------------

              (a) Notwithstanding anything else contained herein to the contrary, following any termination or expiration of this Agreement, Celgene shall purchase from Mikart (at the most recent applicable price therefore) Mikart's remaining inventory of the Product, such amount not to exceed Celgene's forecasted requirements for the Product, pursuant to Section 4.1 hereof, for the three (3) months immediately following the termination or expiration of this Agreement.

              (b) Upon any expiration or termination of this Agreement (other than by Celgene pursuant to Section 8.2(a)), Celgene shall grant Mikart at least sixty (60) days to produce all open orders in house in accordance with the conditions of the open orders and this Agreement.

                                   ARTICLE 9
                         INDEMNIFICATION AND INSURANCE
                         -----------------------------

         9.1 INDEMNIFICATION. Mikart hereby indemnifies and agrees to defend and hold Celgene harmless from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, attorneys' fees and court costs) (collectively, "Losses") incurred by Celgene as a result of any breach of this Agreement by Mikart, the manufacture or storage of any Product by Mikart, or Mikart's willful misconduct or gross negligence. Celgene hereby indemnifies and agrees to defend and hold Mikart harmless from and against any and all Losses incurred by Mikart as a result of any breach of this Agreement by Celgene, the storage, sale or distribution of the Product by Celgene, any Product labeling, Specifications, instructions, directions, warnings, pamphlets or other information provided by Celgene or any other Losses incurred by Mikart that are a result of the delivery, sale or use of the Product other than those Losses that are the result of any breach of this Agreement by Mikart, the manufacture or storage of the Product by Mikart or Mikart's willful misconduct or gross negligence.

         9.2 INSURANCE. Mikart shall maintain with a financially sound and reputable insurer from the date of the first purchase of Product through the remainder of the Term of this Agreement comprehensive general liability insurance, including, without limitation, product liability insurance with liability limits of at least $3,000,000 per occurrence and in the aggregate. Celgene shall maintain with a financially sound and reputable insurer from the date of the first purchase of the Product through the remainder of the Term of this Agreement comprehensive general liability insurance, including, without limitation, product liability insurance with liability limits of at least $3,000,000 per occurrence and in the aggregate. Each party hereto shall also name the other party as an additional insured party on its policy and provide the other party with such evidence thereof as is reasonably requested by the other party from time to time.

                                   ARTICLE 10
                 WARRANTIES AND REPRESENTATIONS OF THE PARTIES
                 ---------------------------------------------

         10.1 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF MIKART. Mikart hereby additionally represents and warrants to Celgene the following:

              (a) Mikart is a corporation duly organized and existing in good standing under the laws of the State of Georgia;

              (b) There are no material adverse claims pending or, to the best of Mikart's knowledge, threatened against Mikart by any entity with respect to the Product,

              (c) Mikart is neither a party to nor otherwise bound by any agreement or instrument which prohibits or prevents it from performing its obligations under this Agreement; and

              (d) Mikart's manufacturing, packaging and storage facilities comply in all material respects with all applicable federal, state and local laws, rules and regulations in the Territory. The Product shall, at the time it is shipped to Celgene,

                     (i) Not be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act (FFDCA) or within the meaning of any applicable state or municipal law;

                     (ii) Not be articles that may not, under Section 505 of the
              FFDCA or any other provision of the FFDCA or any other applicable law, statute or regulation, be introduced into interstate commerce,

                     (iii) Have been manufactured, processed and packed in
              accordance with all requirements under the FFDCA (including drug establishment registration and applicable good manufacturing practice) or under any other applicable laws, rules or regulations of the United States; and

                     (iv) Conform to the Specifications for the Products as
              documented on the Master Batch Record.

         10.2 ADDITIONAL REPRESENTATIONS AND WARRANTIES OF CELGENE. Celgene hereby additionally represents and warrants to Mikart the following:

              (a) Celgene is a corporation duly organized and existing under the laws of the State of Delaware;

              (b) There are no material adverse claims pending or, to the best of Celgene's knowledge, threatened against Celgene by any entity with respect to the Product, and

              (c) Celgene is neither a party to nor otherwise bound by any agreement or instrument which prohibits or prevents it from performing its obligations under this Agreement and Celgene, by entering into and performing this Agreement, will not infringe (nor cause Mikart to infringe) the trademark, copyright, patent or other intellectual property rights of any third party.

                                   ARTICLE 11
                CONFIDENTIALITY AND NON-SOLICITATION OF PERSONNEL
                -------------------------------------------------

         11.1 CONFIDENTIALITY. Each party hereto acknowledges that it has been and will be exposed to certain "Confidential Information" and "Trade Secrets" (both as hereinafter defined) of the other party in connection with the transactions contemplated by this Agreement and that its unauthorized use or disclosure of such information or data could cause immediate and irreparable harm to such other party. Accordingly, except to the extent that it is necessary to use such information or data to perform its obligations under this Agreement, neither party shall, without the express prior written consent of the other party, redistribute, market, publish, disclose or divulge to any person or entity, or use or modify for use, directly or indirectly, in any way for any person or entity, (a) any of the other party's Confidential Information during the Term of this Agreement and for a period of five (5) years after any expiration or termination of this Agreement, and (b) any of the other party's Trade Secrets at any time during which such information constitutes a trade secret under applicable law. For purposes hereof, "Confidential Information" shall mean all competitively sensitive, non-public information (other than "Trade Secrets) of or about a party which is not generally known by or available to such party's competitors, and "Trade Secrets" shall mean "Trade Secrets" as defined under applicable law.

         11.2 NON-SOLICITATION OF PERSONNEL. Neither party hereto shall, without the prior written consent of the other party, either directly or indirectly, alone or in conjunction with any other person or entity, solicit or attempt to solicit any "key or material" employee, consultant, contractor or personnel of such other party to terminate, alter or lessen his or her affiliation with such other party at any time during the Term of this Agreement and for a period of one (1) year thereafter.

                                   ARTICLE 12
                            ARBITRATION OF DISPUTES
                            -----------------------

         All disputes arising out of or in connection with the interpretation, application or enforcement of this Agreement shall be settled by final and binding arbitration. Such arbitration shall be conducted in a mutually convenient location within an approximately equal geographic distance between the addresses of the parties, pursuant to the commercial arbitration rules of the American Arbitration Association in effect at the time the arbitration is commenced. The decision of the arbitrators, which may include interest, shall be final and binding on the parties hereto and may be entered and enforced in any court of competent jurisdiction by any party. The arbitration shall be pursued and brought to conclusion as rapidly as possible. The prevailing party in the arbitration proceeding shall be awarded reasonable attorneys' fees, expert witness costs and expenses, and all other costs and expenses incurred in connection with such proceeding, unless the arbitrators shall for good cause determine otherwise.

                                   ARTICLE 13
                                    NOTICES
                                    -------

         13.1 DELIVERY. All notices, consents, requests and other communications hereunder shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested), or by a recognized national overnight courier service as set forth below.

                 If to Mikart:      Mikart, Inc.
                                    1750 Chattahoochee Avenue
                                    Atlanta, Georgia 30318
                                    Attention: Cerie B. McDonald

                 If to Celgene:     Celgene Corporation
                                    7 Powder Horn Drive
                                    Warren, New Jersey 07054
                                    Attention: Joseph J. Day Jr.
                                    Senior Vice President, Planning and Business
                                    Development

                 With a copy to:    Proskauer Rose, LLP
                                    1585 Broadway
                                    New York, NY 10036-8299
                                    Attn: Robert A. Cantone

         13.2 EFFECTIVE TIME. Notices delivered pursuant hereto shall be deemed given: (a) at the time delivered, if personally delivered; (b) at the time received, if mailed; and (c) one (1) business day after timely delivery to the courier, if by overnight courier service.

         13.3 CHANGES. Either party hereto may change the address to which notice is to be sent by written notice to the other party in accordance with the provisions of this Article 13.

                                   ARTICLE 14
                                 MISCELLANEOUS
                                 -------------

         14.1 SEVERABILITY. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired, and the parties shall use their best efforts to substitute a valid, legal and enforceable provision, which, insofar as practical, implements the purpose of this Agreement.

         14.2 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

         14.3 GOVERNING LAW. This Agreement shall be governed by, and any matter of dispute arising out of this Agreement shall be determined by, the laws of the State of Delaware.

14.4 HEADINGS; GENDER. "Article," "Section" and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural and vice versa, whenever and as often as may be appropriate.

         14.5 ENTIRE AGREEMENT. This Agreement represents the entire agreement of the parties with respect to its subject matter. Any and all prior discussions or agreements with respect hereto are merged into and superseded by the terms of this Agreement. This Agreement may be modified or amended only in writing signed by both parties which expressly refers to this Agreement and states an intention to modify or amend it. No such amendment or modification shall be effected by use of any purchase order, acknowledgment, invoice or other form of either party and in the event of conflict between the terms of this Agreement and any such form, the terms of this Agreement shall control.

         14.6 NO ASSIGNMENT. Neither party shall, without the prior written consent (not to be unreasonably withheld or delayed) of the other party having been obtained, assign or transfer this Agreement to any person or entity, in whole or in part, provided that, each party may assigned or transfer this Agreement to any Affiliate or to any successor by merger of such party or its pharmaceutical business to which this Agreement relates, or upon a sale of all or substantially all of such parties assets, or the assets of its pharmaceutical business to which this Agreement relates, and provided further that Celgene may assign this Agreement to Novartis Pharmaceuticals, AG, in each case, without the prior written consent of the other party hereto. This Agreement is entered into solely for the benefit of the parties hereto and not for the benefit of any other persons or entities. No other persons or entities may enforce it for their benefit nor shall they have any claim or remedy for its breach.

         14.7 BINDING EFFECT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, representatives and permitted assigns.

         14.8 INTERPRETATION. This Agreement was fully negotiated by both parties hereto and shall not be construed more strongly against either party hereto regardless of which party is responsible for its preparation.

         14.9 NO CONSEQUENTIAL DAMAGES. Neither party to this Agreement shall have any liability to the other party for any consequential or indirect damages arising out of any breach of this Agreement including, without limitation, loss of profit, loss of use or business stoppage.

         14.10 FURTHER ASSURANCES. Upon the reasonable request of the other party, each party hereto agrees to take any and all actions necessary or appropriate to give effect to the terms set forth in this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the day and year first above written.

                                           "Mikart"

                                           MIKART, INC.


                                           By /s/ Cerie B. McDonald
                                             -----------------------------------
                                             Cerie B. McDonald, President


                                           "Celgene"

                                           CELGENE CORPORATION



                                           By /s/ Sol J. Barer, PhD
                                             -----------------------------------
                                             Sol J. Barer, PhD
                                             President & COO